December 4, 2024

John-Paul Backwell
Chief Executive Officer and Director
Samsara Luggage, Inc.
6 Broadway, Suite 934
New York, NY 10004

       Re: Samsara Luggage, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended March 31, 2024
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           File No. 000-54649
Dear John-Paul Backwell:

        We issued comments on the above captioned filings on October 21, 2024.
On
November 12, 2024, we issued a follow-up letter informing you that comment(s) remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

        As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services